Exhibit 99.1

uniQure Announces Launch of Follow-on Public Offering

AMSTERDAM, THE NETHERLANDS, Apr. 7, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced that it has commenced a follow-on public offering of 3,000,000 of its ordinary shares. All ordinary shares to be sold in the offering will be offered by uniQure. In addition, uniQure intends to grant the underwriters a 30-day option to purchase up to an additional 450,000 ordinary shares. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Leerink Partners LLC, Cowen and Company, LLC, and Piper Jaffray & Co. are acting as the joint book-running managers for the offering. Oppenheimer & Co. Inc. and H.C. Wainwright & Co., LLC are acting as co-managers.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-202456) filed with the Securities Exchange Commission (the “SEC”) on March 3, 2015 and declared effective on March 13, 2015.  A preliminary prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC and are available for free on the SEC’s website at http://www.sec.gov.  Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, email:Syndicate@Leerink.com, phone: (800) 808-7525 ext. 6142; Cowen and Company, LLC, Attention: Prospectus Department, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, phone: 631-274-2806, fax: 631-254-7140; or Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, phone: 1-800-747-3924, email: prospectus@pjc.com. The offering will be made only by means of the prospectus supplement.

Before investing in the offering, you should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that uniQure has filed with the SEC that are incorporated by reference in the prospectus supplement and the accompanying prospectus, which provide more information about uniQure and the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD.

Company Contact: Aicha Diba Investor Relations Direct : +31 20 240 6100 Main: +31 20 240 6000 a.diba@uniQure.com	Media inquiries: Gretchen Schweitzer MacDougall Biomedical Communications Direct: +49 172 861 8540 Main: +49 89 2424 3494 or 1 781 235 3060 gschweitzer@macbiocom.com